Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following summary of the material terms of the capital stock of Hyperfine, Inc. (formerly HealthCor Catalio Acquisition Corp. or “HealthCor”) is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Certificate of Incorporation, as amended (the “Charter”), and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. We urge you to read each of our Charter and our Bylaws in their entirety for a complete description of the rights and preferences of our securities. Unless the context requires otherwise, all references to “we”, “us,” “our,” the “Company” and “Hyperfine” in this section refer solely to Hyperfine, Inc. (formerly HealthCor) and not to our subsidiaries. “Legacy Hyperfine” refers to our wholly-owned subsidiary Hyperfine Operations, Inc. and “Liminal” refers to our wholly-owned subsidiary Liminal Sciences, Inc.

Authorized Capital Stock

We are authorized to issue 628,000,000 shares, consisting of 600,000,000 shares of Class A common stock, par value $0.0001 per share, 27,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Class A Common Stock

Voting Rights

Holders of Class A common stock are entitled to cast one vote per share. Generally, holders of all classes of common stock vote together as a single class, and an action is approved by stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action. In any election by stockholders of directors other than in a contested election, directors are elected by the affirmative vote of a majority of the votes cast in favor or against the election of a nominee, while in a contested election, directors are elected by a plurality of the votes cast. Holders of Class A common stock are not entitled to cumulate their votes in the election of directors.

Dividend Rights

With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the Class A common stock and Class B common stock, each voting separately as a class, holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held), together with each holder of Class B common stock, if and when any dividend is declared by our board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of Hyperfine, each holder of Class A common stock, together with each holder of Class B common stock, will be entitled, pro rata on a per share basis, to all assets of Hyperfine of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of Hyperfine then outstanding and unless disparate or different treatment of the shares of Class A common stock and Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Other Matters

Holders of shares of Class A common stock do not have subscription, redemption or conversion rights. All of the outstanding shares of Class A common stock are validly issued, fully paid and non-assessable.

Class B Common Stock

Voting Rights

Holders of Class B common stock are entitled to cast 20 votes per share of Class B common stock. Generally, holders of all classes of our common stock vote together as a single class, and an action is approved by our stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action. In any election by stockholders of directors other than in a contested election, directors are elected by the affirmative vote of a majority of the votes cast in favor or against the election of a nominee, while in a contested election, directors are elected by a plurality of the votes cast. Holders of Class B common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the Class A common stock and Class B common stock, each voting separately as a class, holders of Class B common stock will share ratably (based on the number of shares of Class B common stock held), together with each holder of Class A common stock, if and when any dividend is declared by our board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class B common stock with respect to the payment of dividends.

Optional Conversion

Holders of Class B common stock have the right to convert shares of their Class B common stock into fully paid and non-assessable shares of Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to us.

Mandatory Conversion

Holders of Class B common stock can have their shares of Class B common stock automatically converted into shares of Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:

(1) Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any shares of Class B common stock or any legal or beneficial interest in such shares, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of shares of Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such shares by proxy or otherwise, other than a permitted transfer.

(2) Upon the first date on which Jonathan M. Rothberg, Ph.D., together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the Class B common stock) collectively beneficially owned by Dr. Rothberg and permitted transferees of Class B common stock as of the Closing.

(3) Upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Class B common stock, voting as a separate class.

Liquidation Rights, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of Hyperfine, each holder of Class B common stock, together with each holder of Class A common stock, will be entitled, pro rata on a per share basis, to all assets of Hyperfine of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of Hyperfine then outstanding and unless disparate or different treatment of the shares of Class A common stock and Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Preferred Stock

Our Charter provides that our board of directors has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, conversion rights, voting rights, redemption privileges and liquidation preferences. There were no shares of preferred stock outstanding as of December 31, 2023.

The purpose of authorizing our board of directors to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the dividend or liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Exclusive Forum

Our Charter provides that, to the fullest extent permitted by law, unless we otherwise consent in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Hyperfine, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of Hyperfine, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our Charter or Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of our Charter or Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”) and the provisions of our Charter described above will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction.

Anti-Takeover Effects of Provisions of our Charter, Bylaws and Applicable Law

Certain provisions of our Charter, Bylaws, and laws of the State of Delaware, where we are incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the Class A common stock and the Class B common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The Nasdaq Stock Market, which apply so long as the Class A common stock remains listed on The Nasdaq Stock Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be issued in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Hyperfine by means of a proxy contest, tender offer, merger, or otherwise.

Dual Class Stock

Our Charter provides for a dual class common stock structure which provides Dr. Rothberg with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of our outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of Hyperfine or its assets.

Blank Check Preferred Stock

Our Charter provides for 1,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of Hyperfine or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of the holders of shares of common stock and may have the effect of delaying, deterring or preventing a change in control of Hyperfine.

Number of Directors

Our Charter and Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time solely pursuant to a resolution adopted by our board of directors; provided, however, that prior to the first date on which the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of our capital stock that would be entitled to vote for the election of directors at an annual meeting of stockholders, unless approved by the holders of a majority in voting power of the shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting or by written consent, the number of directors may not exceed nine.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be delivered to, or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. Our Bylaws allow the chairperson of the meeting at a meeting of the stockholders to determine whether a proposal to the meeting was properly brought and to adopt rules and regulations for the conduct of meetings, except to the extent inconsistent with such rules, regulations and procedures as adopted by our board of directors, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Hyperfine.

Limitations on Stockholder Action by Written Consent

Our Charter provides that, subject to the terms of any series of our preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, however, that prior to the first date on which the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of our capital stock that would then be entitled to vote for the election of directors, any action required or permitted to be taken at any annual or special meeting of our stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.

Amendment of our Charter and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our Charter provides that it may be amended by us in the manner provided therein or prescribed by statute. Our Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal any provision of our Charter, or adopt any provision of our Charter inconsistent therewith.

If any of the Class B common stock shares are outstanding, in addition to any vote required by Delaware law, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of Class B common stock, voting as a separate class, is required to amend our Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of Class B common stock, (2) to provide for each share of Class A common stock or any preferred stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of Class A common stock other than as provided by our Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A common stock.

If any shares of Class A common stock are outstanding, we will not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or our Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of our Charter (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A common stock so as to affect them adversely; or (2) to provide for each share of Class B common stock to have more than 20 votes per share or any rights to a separate class vote of the holders of shares of Class B common stock other than as provided by our Charter or required by the DGCL.

Our Charter also provides that our board of directors will have the power to adopt, amend, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of our board of directors at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or our Charter. Our stockholders are prohibited from adopting, amending, altering, or repealing Bylaws, or to adopt any provision inconsistent with Bylaws, unless such action is approved, in addition to any other vote required by our Charter, (i) when the issued and outstanding shares of Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock that would be entitled to vote for the election of directors, the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock that would be entitled to vote in the election of directors or, prior to such time, (ii) the affirmative vote of the holders of a majority of the voting power of the shares of capital stock that would be entitled to vote in the election of directors.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Since we have not opted out of Section 203 of the DGCL, it will apply to us. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions, which stockholders may otherwise deem to be in their best interests.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. Our Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

Pursuant to Section 102(b)(7) of the DGCL, our Charter eliminates the personal liability of our directors or officers to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of directors under Section 174 of the DGCL, (iv) for any transaction from which the director or officer derived an improper personal benefit, or (v) of officers in any action by or in the right of the corporation.

Our Charter provides that we may indemnify and advance expenses to our directors, officers, employees or agents to the fullest extent permitted by law. Our Bylaws provide that we shall indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing lawsuits against directors or officers for any alleged breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

Our Charter provides for the renouncement by us of any interest or expectancy of Hyperfine in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of Hyperfine who is not an employee of Hyperfine or any of its subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of a director of Hyperfine expressly and solely in that director’s capacity as a director of Hyperfine.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Hyperfine. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Registration Rights

Pursuant to Subscription Agreements that HealthCor entered into with certain institutional investors and accredited investors (the “PIPE Investors”) in connection with the execution of the Business Combination Agreement on July 7, 2021 (the “Business Combination Agreement”), the PIPE Investors purchased (the “PIPE Investment”) HealthCor Class A ordinary shares immediately prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Business Combination”) and the PIPE Investors are entitled to certain registration rights. Pursuant to the Letter Agreement with Jefferies LLC (the “Letter Agreement”), Hyperfine issued shares of Class A common stock (the “Letter Agreement Shares”) to Jefferies LLC in lieu of deferred underwriting compensation relating to HealthCor’s initial public offering and Jefferies LLC is entitled to certain registration rights. In particular, under the Subscription Agreements and the Letter Agreement, Hyperfine agreed to, within 45 calendar days after the closing of the Business Combination, file with the Securities and Exchange Commission (“SEC”) (at Hyperfine’s sole cost and expense) a registration statement registering the resale of the shares of Class A common stock issued to the PIPE Investors and pursuant to the Letter Agreement. The registration statement was initially filed on January 24, 2022 and initially declared effective by the SEC on February 1, 2022. The post-effective amendment to the registration statement filed on January 24, 2023 was declared effective by the SEC on January 30, 2023.

At the closing of the Business Combination, Hyperfine, the Sponsor, certain affiliates of the Sponsor (the “Sponsor Group Holders”) and certain Legacy Hyperfine equityholders and Liminal equityholders (the “Legacy Hyperfine Holders”) entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the parties to the Registration Rights Agreement agreed not to effect any sale or distribution of any equity securities of Hyperfine held by any of them (except with respect to shares of Class A common stock acquired in open market transactions or pursuant to the PIPE Investment) during the lock-up period (which has expired) and were granted certain registration rights with respect to their respective shares of our common stock, in each case, on the terms and subject to the conditions therein.

In particular, the Registration Rights Agreement provides for the following registration rights:

•Registration rights. Promptly, but in any event within 45 days following the closing of the Business Combination, Hyperfine was required to use its commercially reasonable efforts to file a registration statement under the Securities Act to permit the public resale of all registrable securities as permitted by Rule 415 of the Securities Act and to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 45 days following the filing deadline (or 60 days following the filing deadline if the registration statement is reviewed by and receives comments from the SEC). The registration statement was initially filed on January 24, 2022 and initially declared effective by the SEC on February 1, 2022. The post-effective amendment to the registration statement filed on January 24, 2023 was declared effective by the SEC on January 30, 2023. At any time at which Hyperfine has an effective shelf registration statement with respect to a holder’s registrable securities, any such holder may request to sell all or a portion of their registrable securities pursuant to an underwritten offering pursuant to such shelf registration statement, provided that such holder(s) reasonably expect any such sales to generate aggregate gross proceeds in excess of $25 million or reasonably expect to sell all of the registrable securities held by such holder, but in no event for aggregate gross proceeds of less than $5 million in gross proceeds. Hyperfine will enter into an underwriting agreement with a managing underwriter or underwriters selected by the initiating holder(s), after consultation with Hyperfine, and will take all such other reasonable actions as are requested by the managing underwriter to expedite or facilitate the disposition of such registrable securities.

•Demand registration rights. At any time after the closing of the Business Combination, if Hyperfine does not have an effective registration statement outstanding, Hyperfine will be required, upon the written request of the holders of at least a majority-in-interest of the then-outstanding registrable securities held by the Sponsor Group Holders or the Legacy Hyperfine Holders, as soon as practicable but not more than 45 days after receipt of such written request, to file a registration statement and to effect the registration of all or part of their registrable securities. Hyperfine is not obligated to effect more than an aggregate of (i) one demand registration at the request of one or more Sponsor Group Holders or (ii) an aggregate of three registrations pursuant to a demand registration request.

•Piggyback registration rights. At any time after the closing of the Business Combination, if Hyperfine proposes to file a registration statement under the Securities Act to register any of its equity securities, or securities or other obligations exchangeable or convertible into equity securities, or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions and reductions as described in the Registration Rights Agreement, then Hyperfine will give written notice of such proposed filing to the holders of registrable securities as soon as practicable but not less than 10 days before the anticipated filing of such registration statement. Upon the written request of any holder of registrable securities in response to such written notice, Hyperfine will, in good faith, cause such registrable securities to be included in the registration statement and use its commercially reasonable efforts to cause the underwriters of any proposed underwritten offering to include such holders’ registrable securities on the same terms and conditions as any similar securities of Hyperfine included in such registration.

Transfer Agent and Registrar

The transfer agent and registrar for our capital stock is Continental Stock Transfer & Trust Company.

Stock Exchange Listing

Hyperfine’s Class A common stock is listed for trading on The Nasdaq Global Market under the symbol “HYPR.”

DOCPROPERTY DOCXDOCID DMS=IManage Format=<<NUM>>v.<<VER>> 515616729v.4